14047203

SECU SSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response...... 12.00

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWPORT SECURITIES CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40853 BUCHAREST LANE
(No. and Street)

TEMECULA (City) CA (State) 92591 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFFREY KILPATRICK (951) 587-6910
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREGORY B. SHELTON, CPA
(Name – *if individual, state last, first, middle name*)

118 CACHANILLA COURT (Address) PALM DESERT (City) CA (State) 92260 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/25/14

OATH OR AFFIRMATION

I, JEFFREY KILPATRICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWPORT SECURITIES CORPORATION, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Loose Certificate Attached

D.B.P. 2/26/14

Notary Public

[signature]

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California
County of Riverside

Subscribed and sworn to (or affirmed) before me on
this 26th day of February, 20 14,
by Jeffrey Kilpatrick
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]

GUADALUPE B. PLOUSSARD
Commission # 1971108
Notary Public - California
Riverside County
My Comm. Expires Mar 3, 2016

(Seal)

NEWPORT SECURITIES CORPORATION

FINANCIAL STATEMENTS

with

Report of Independent Public Accountant

DECEMBER 31, 2013

GREGORY B. SHELTON
CERTIFIED PUBLIC ACCOUNTANT
118 CACHANILLA COURT
PALM DESERT, CA 92260
Telephone (760) 779-9494

INDEPENDENT AUDITORS REPORT

Board of Directors
Newport Securities Corporation
40853 Bucharest Lane
Temecula, CA. 92591

I have audited the accompanying financial statements of Newport Securities Corporation, which comprise the statement of financial condition from December 31, 2013 and 2012, as well as the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based upon my audit. I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments; the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal

control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by the management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence that I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Newport Securities Corporation as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Gregory B. Shelton
Certified Public Accountant

February 23, 2014

NEWPORT SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2012 & 2013

ASSETS

	12/31/12	12/31/13
Current Assets		
Cash in bank and trading accounts	$ 31,167	$ 28,507
Cash - deposit account	26,699	25,000
Employee advances	0	0
Loan to officer	0	4,389
Receivables from brokers & dealers	2,975	4,975
Prepaid insurance	1,929	1,174
Total Current Assets	62,770	64,045
Fixed Assets (Note 1)		
Transportation equipment	35,002	35,002
Office equipment	170,278	174,638
Office furniture	51,774	51,774
Subtotal	257,054	261,414
Accumulated depreciation	(176,301)	(177,281)
Total Net Fixed Assets	80,753	84,133
Other Assets		
Total Other Assets	0	0
TOTAL ASSETS	$ 143,523	$ 148,178

See accompanying notes

NEWPORT SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2012 & 2013

LIABILITIES & STOCKHOLDER'S EQUITY

	12/31/12	12/31/13
Current Liabilities		
Credit card payable	$ 2,754	$ 3,981
Accrued payroll fees	184	194
Income taxes payable	800	800
Accrued payroll taxes	1,708	1,807
Accrued salaries	17,740	19,520
Customer payable	0	125
Broker's commission payable	357	0
Notes payable - current portion	0	0
Total Current Liabilities	23,543	26,427
Non-current Liabilities		
Notes payable	0	0
Less: Current portion	(0)	(0)
Total Non-current Liabilities	0	0
Total Liabilities	23,543	26,427
STOCKHOLDER'S EQUITY		
Common stock - stated value $ .076 per share, authorized 75,000,000 shares, issued and outstanding 3,540,294 shares (Note 3)	267,598	267,598
Retained earnings	(145,118)	(143,347)
Less: Treasury stock	(2,500)	(2,500)
Total Stockholder's Equity	119,980	121,751
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 143,523	$ 148,178

See accompanying notes

NEWPORT SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2012 & 2013

Revenues	12/31/12	12/31/13
Commissions	$ 82,201	$ 86,490
Management fees	297,433	313,580
Total Revenues	379,634	400,070
Expenses		
Automotive & truck	$ 17,907	$ 10,528
Bank charges	476	645
Business promotion	845	471
Cleaning	1,686	2,283
Client fees	770	160
Commissions	6,265	4,294
Computer expenses	4,958	2,360
Consulting fees	2,470	1,921
Contributions	25	0
Depreciation	980	980
Education & training	737	175
Insurance	4,149	13,327
Interest	159	38
Legal & accounting	6,959	6,550
Licenses & taxes	2,203	2,065
Meals & entertainment	5,912	7,150
Medical	15,846	2,387
Memberships, dues & subscriptions	9,086	9,816
Miscellaneous	31	200
Office supplies	6,701	8,999
Payroll taxes	13,015	15,395
Postage & delivery	2,102	1,847
Printing	0	261
Profit sharing plan contribution	0	0
Quote service & rental	1,039	1,413
Regulatory services	2,046	6,124
Rent (Note 4)	18,600	19,200
Repairs & maintenance	3,211	7,258
Salaries & wages - office	19,140	14,573
Salaries - officer	176,000	207,450
Storage	1,662	3,112
Telephone	7,120	7,939
Trading costs	38,631	36,702
Travel	495	1,275
Utilities	6,605	5,641
Total Expenses	377,831	402,539

NEWPORT SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2012 & 2013

	12/31/12	12/31/13
Income (loss) from operations	$ 1,803	$ (2,469)
Other Income (Loss)		
State tax refund	0	800
Franchise tax expense	0	0
Federal tax expense	(889)	(678)
Interest income	3,438	4,918
Total Other Income (Loss)	2,549	5,040
Income (loss) before provision for income taxes	4,352	2,571
Provision for income taxes	800	800
Net Income (Loss)	3,552	1,771
Retained Earnings (Deficit) - Beginning	(148,670)	(145,118)
Retained Earnings (Deficit) - Ending	$(145,118)	$(143,347)

See accompanying notes

NEWPORT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Operating Activities	
Net Income	$ 1,771
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	980
Increase in receivables from brokers and dealers	(2,000)
Increase in accrued salaries	1,780
Decrease in commissions payable	(232)
Increase in accrued payroll fees	10
Increase in loan to officer	(4,389)
Decrease in deposits	1,699
Increase in accrued payroll taxes	99
Decrease in prepaid insurance	755
Increase in credit card payable	1,227
Net Cash Provided by Operating Activities	1,700
Investing Activities	
Purchase of fixed assets	(4,360)
Net Cash Used by Investing Activities	(4,360)
Financing Activities	
Payments on notes payable	(0)
Net Cash Used by Financing Activities	(0)
Decrease in Cash and Cash Equivalents	(2,660)
Cash and Cash Equivalents at December 31, 2012	31,167
Cash and Cash Equivalents at December 31, 2013	$ 28,507

See accompanying notes

NEWPORT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Operating Activities	
Net Income	$ 3,552
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,300
Decrease in receivables from brokers and dealers	1,420
Increase in accrued salaries	5,024
Decrease in commissions payable	(707)
Increase in accrued payroll fees	110
Decrease in loan to officer	13,183
Increase in deposits	(1,662)
Increase in accrued payroll taxes	450
Decrease in prepaid insurance	85
Decrease in credit card payable	(1,682)
Net Cash Provided by Operating Activities	21,073
Investing Activities	
Purchase of fixed assets	(12,364)
Net Cash Used by Investing Activities	(12,364)
Financing Activities	
Payments on notes payable	(0)
Net Cash Used by Financing Activities	(0)
Increase in Cash and Cash Equivalents	8,709
Cash and Cash Equivalents at December 31, 2011	22,458
Cash and Cash Equivalents at December 31, 2012	$ 31,167

See accompanying notes

NEWPORT SECURITIES CORPORATION
SCHEDULE OF NET CAPITAL COMPUTATION
FOR THE YEARS ENDED DECEMBER 31, 2012 & 2013

	12/31/12	12/31/13
Total Assets	$ 143,523	$ 148,178
Less: Total liabilities exclusion of subordinated debt	(23,543)	(26,427)
Net Worth	119,980	121,751
Less: Fixed, prepaid and long-term assets	(82,682)	(89,696)
Net capital before haircuts on securities	37,298	32,055
Less: Haircuts on money market fund, trading accounts and securities held	0	0
Net Capital	$ 37,298	$ 32,055

See accompanying notes

NEWPORT SECURITIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2012 & 2013

NOTE 1 - Significant Accounting Policies

The Company has adopted the accrual method of determining income for financial statement purposes and the cash method of reporting for tax purposes.

Property, plant & equipment is stated at cost and the related depreciation is provided by use of the straight-line and accelerated methods over their estimated useful lives as follows:

	Useful lives
Automotive equipment	5 years
Office equipment	5 years
Office furniture	5-7 years

Maintenance and repair expenditures are charged as expense to operations. Betterments and renewals are capitalized and depreciated.

The Corporation has elected to file as a regular corporation for federal tax purposes. This means that all profits and losses will no longer be passing through to the corporation stockholders. The Corporation is now liable for federal income tax and California Franchise tax.

NOTE 2 - Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse.

NOTE 3 - On December 10, 1987, the Board of Directors authorized a 75 for 1 stock split thereby increasing the number of issued and outstanding shares to 3,540,294 and decreasing the stated value of each share to $ .076. Of the shares issued, 15,000 shares are held as treasury stock.

NOTE 4 - The Company rents its facility from one of its stockholders, at $ 1,600 per month.

NOTE 5 - Reserve, possession or control requirements under SEC Rule 15c3-3 - Newport Securities Corporation does business on a fully disclosed basis through Wedbush Morgan, Inc., and is subject to the reserve, possession or control requirements per SEC Rule 15c3-3. Newport Securities Corporation relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

NOTE 6 - Newport Securities Corporation has only one office, hence, no consolidation. There is no material difference between the audited and unaudited financial statements.

NOTE 7 - As part of the audit of the books, records and internal control on Newport Securities Corporation, I found no material inadequacies as to the Corporation's systems of procedures.

NOTE 8 - I have examined the financial statements of Newport Securities Corporation for the years ended December 31, 2013 & 2012 and have issued my reports thereon dated February 23, 2014 & February 24, 2013. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing procedures for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recording of differences required by Rule 17-a 13 or in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may still occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Newport Securities Corporation taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2013 & 2012 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

See accountant's audit report

NEWPORT SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2012 AND 2013

SCHEDULE III

Board of Directors
Newport Securities Corporation

In planning and performing my audit of the consolidated financial statements and supplemental schedules of Newport Securities Corporation, (the Company), for the years ended December 31, 2013 & 2012, I considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinions on the consolidated financial statements and not to provide assurance on internal controls.

Also, as required by rule 17 a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17 a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17 a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recording of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment of securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures are adequate at December 31, 2013 & 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Gregory B. Shelton CPA

Gregory B. Shelton
Certified Public Accountant

NEWPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012 & 2013

	12/31/12	12/31/13
Common stock - stated value $. 076 per share, authorized 75,000,000 shares, issued and outstanding 3,540,294 shares	$ 267,598	$ 267,598
Retained earnings - beginning	(148,670)	(145,118)
Net income (Loss)	3,552	1,771
Retained earnings - ending	(145,118)	(143,347)
Less: Treasury stock	(2,500)	(2,500)
Total Shareholder Equity	$ 119,980	$ 121,751

There were no other additions or withdrawls of capital during the year.

NEWPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2012 & 2013

Liabilities Subordinated to General Creditors - December 31, 2012	$ 0
Changes to Loans Subordinated to General Creditors	(0)
Liabilities Subordinated to General Creditors - December 31, 2013	$ 0

NEWPORT SECURITIES CORPORATION
NET CAPITAL RECONCILIATION
DECEMBER 31, 2013

Net Capital per 1st Focus Filing		$ 36,430
Net Capital per Audit Report & Amended Focus Filing		32,055
Difference due to Adjusting Entries	$	(4,375)

List of Adjusting Entries for Reconciliation

Loan To Officer - Non-allowable	$	(4,389)
Addition of Customer Payable		14

Total Adjustment	$	(4,375)

SIPC SUPPLEMENTAL REPORT

The Board of Directors
Newport Securities Corporation
Temecula, CA. 92591

In accordance with Rule 17a-5(e) (4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by NEWPORT SECURITIES CORPORATION and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you in evaluating NEWPORT SECURITIES CORPORATION's compliance with the applicable instructions of Form SIPC-7. NEWPORT SECURITIES CORPORATION's management is responsible for the NEWPORT SECURITIES CORPORATION's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in the Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gregory B. Shelton CPA

Gregory B. Shelton, CPA
Palm Desert, CA.

2/23/14

FINRA

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: NewPort Securities Corporation

Address: 40853 Bucharest Ln.
Temecula, CA. 92591

Telephone: 951-587-6910

SEC Registration Number: 8-24805

FINRA Registration Number: 8250

(ii) Accounting Firm

Name: Gregory B. Shelton CPA

Address: 118 Cacharilla Cort
Palm Desert, CA. 92260

Telephone: 760-779-9494

Accountant's State Registration Number: 6B6e

(iii) Audit date covered by the Agreement:

(Month)	(Day)	(Year)
12	31	2013

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

(✓) is for the annual audit only for the fiscal year ending 2013*

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: Jeffrey Kilpatrick

Name: Jeffrey Kilpatrick

(By Firm's FINOP or President)

Title: President Date: 2/27/14